UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports a Passenger Traffic Decrease in November 2025 of 2.0% Compared to 2024

GUADALAJARA, Mexico, Dec. 04, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for November 2025, compared with November 2024.

During this period, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 3.5%, compared to November 2024. Guadalajara and Puerto Vallarta airports presented an increase in passenger traffic of 6.7% and 4.5%, respectively, while Tijuana, and Los Cabos airports decreased 0.6%, and 0.1%, respectively. Regarding Jamaica’s airports, Kingston increased by 2.5%, while Montego Bay Airport decreased by 73.4%, due to the impacts of Hurricane Melissa.

Domestic Terminal Passengers (in thousands):
Airport	Nov-24	Nov-25	% Change	Jan - Nov 24	Jan - Nov 25	% Change
Guadalajara	1,021.8	1,127.8	10.4%	10,855.8	11,513.6	6.1%
Tijuana*	716.9	709.4	(1.0%)	7,717.0	7,839.4	1.6%
Los Cabos	225.9	216.5	(4.1%)	2,579.0	2,603.5	0.9%
Puerto Vallarta	240.2	257.0	7.0%	2,593.4	2,855.4	10.1%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	187.5	194.0	3.4%	1,925.9	2,046.7	6.3%
Hermosillo	188.5	171.7	(8.9%)	1,883.5	1,941.6	3.1%
Kingston	0.0	0.1	123.3%	2.5	1.2	(52.7%)
Morelia	62.6	67.6	8.1%	580.5	700.8	20.7%
La Paz	103.0	116.7	13.2%	1,083.3	1,180.0	8.9%
Mexicali	82.5	101.7	23.3%	922.9	1,138.3	23.3%
Aguascalientes	57.7	60.1	4.1%	579.5	597.5	3.1%
Los Mochis	55.3	59.9	8.5%	519.6	640.6	23.3%
Manzanillo	12.8	14.1	10.2%	116.1	121.9	5.0%
Total	2,954.7	3,096.6	4.8%	31,359.1	33,180.3	5.8%

International Terminal Passengers (in thousands):
Airport	Nov-24	Nov-25	% Change	Jan - Nov 24	Jan - Nov 25	% Change
Guadalajara	478.5	473.7	(1.0%)	5,302.3	5,336.0	0.6%
Tijuana*	358.3	359.8	0.4%	3,691.9	3,704.6	0.3%
Los Cabos	401.5	410.5	2.2%	4,214.7	4,240.7	0.6%
Puerto Vallarta	351.8	361.9	2.9%	3,524.6	3,379.5	(4.1%)
Montego Bay	373.3	99.1	(73.4%)	4,589.6	4,206.2	(8.4%)
Guanajuato	85.6	83.4	(2.5%)	943.0	942.4	(0.1%)
Hermosillo	6.2	6.6	6.9%	75.6	73.1	(3.3%)
Kingston	132.8	136.0	2.4%	1,597.2	1,667.8	4.4%
Morelia	55.6	59.9	7.7%	592.2	646.7	9.2%
La Paz	2.1	4.7	126.6%	11.9	33.1	178.4%
Mexicali	0.6	0.7	19.4%	6.6	6.8	3.0%
Aguascalientes	26.6	28.7	7.6%	295.7	302.3	2.2%
Los Mochis	0.5	0.6	28.2%	7.2	7.3	1.0%
Manzanillo	8.3	8.5	2.3%	77.8	84.5	8.6%
Total	2,281.5	2,034.2	(10.8%)	24,930.3	24,631.1	(1.2%)

Total Terminal Passengers (in thousands):
Airport	Nov-24	Nov-25	% Change	Jan - Nov 24	Jan - Nov 25	% Change
Guadalajara	1,500.2	1,601.4	6.7%	16,158.1	16,849.7	4.3%
Tijuana*	1,075.2	1,069.3	(0.6%)	11,408.9	11,544.1	1.2%
Los Cabos	627.4	627.0	(0.1%)	6,793.7	6,844.1	0.7%
Puerto Vallarta	592.0	618.9	4.5%	6,118.0	6,234.9	1.9%
Montego Bay	373.3	99.1	(73.4%)	4,589.6	4,206.2	(8.4%)
Guanajuato	273.1	277.4	1.6%	2,868.9	2,989.1	4.2%
Hermosillo	194.7	178.3	(8.4%)	1,959.2	2,014.8	2.8%
Kingston	132.8	136.1	2.5%	1,599.7	1,669.0	4.3%
Morelia	118.2	127.5	7.9%	1,172.7	1,347.5	14.9%
La Paz	105.1	121.4	15.5%	1,095.2	1,213.1	10.8%
Mexicali	83.1	102.4	23.2%	929.5	1,145.1	23.2%
Aguascalientes	84.4	88.7	5.2%	875.2	899.8	2.8%
Los Mochis	55.7	60.5	8.6%	526.8	647.9	23.0%
Manzanillo	21.1	22.6	7.1%	193.9	206.4	6.5%
Total	5,236.2	5,130.7	(2.0%)	56,289.3	57,811.4	2.7%

CBX users (in thousands):
Airport	Nov-24	Nov-25	% Change	Jan - Nov 24	Jan - Nov 25	% Change
Tijuana	351.8	353.1	0.4%	3,634.3	3,635.0	0.0%

Highlights for the month:

  Seats and load factors
  The seats available during November 2025 increased by 6.8%, compared to November 2024. The load factors for the month went from 85.2% in November 2024 to 78.1% in November 2025.

  New routes
    Guadalajara – Toronto: Air Canada
    Guadalajara – Bogotá: Volaris
    Guadalajara – Zihuatanejo: Volaris
    Guadalajara – Puebla: Volaris
    Guadalajara – Villahermosa: Volaris
    Guadalajara – Durango: Volaris
    Puerto Vallarta – Toronto: Porter
  Hurricane Melissa

As part of this month’s highlights, we continue to monitor the progress of the recovery in Jamaica following the impact of Hurricane Melissa, which struck on October 28, 2025, causing disruptions to airport operations and damage to the island’s tourism infrastructure.

Kingston Airport is operating under normal commercial conditions after resuming activities on October 30.

At Montego Bay Airport, although air operations have been restored since October 31, the destination’s hotel capacity remains approximately 70% affected, which has limited the recovery in demand. The pace at which tourism infrastructure, particularly hotel capacity, is restored will be a key factor for the normalization of economic activity and air traffic at the destination.

GAP will continue to provide timely updates on passenger traffic trends and the recovery of the destination’s hotel capacity.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx +52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: December 4, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer